SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

SEQUANS COMMUNICATIONS S.A.

(Name of the Issuer)

SEQUANS COMMUNICATIONS S.A.

(Name of Person(s) Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

+33 1 70 72 16 00

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

Telephone: (415) 773-5700

*	The CUSIP number is assigned to the Filing Company’s American Depositary Shares, each representing four (4) Ordinary Shares

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits and annexes attached hereto (this “Schedule 13E-3”), is being filed by Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company” or “Sequans”), the issuer of the ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), that are the subject of the Rule 13e-3 transaction described below.

This Schedule 13E-3 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding Company Shares for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, Ordinary Share Acceptance Form and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) hereto, respectively, and are incorporated by reference herein. The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on September 11, 2023, by Parent and Purchaser (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, as amended by Amendment No. 1 to the Memorandum of Understanding, dated as of September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Memorandum of Understanding”), by and between Sequans and Parent. The foregoing summary of the Offer and the Memorandum of Understanding is qualified in its entirety by the description contained in the Offer to Purchase and ADS Letter of Transmittal and by the Memorandum of Understanding. The Memorandum of Understanding and Amendment No. 1 to the Memorandum of Understanding are filed as Exhibits (e)(1) and (e)(2) to this Schedule 13E-3 and incorporated by reference herein. The Memorandum of Understanding is summarized under the heading “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” in the Offer to Purchase.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 11, 2023 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Schedule TO, including the Offer to Purchase, and including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 1. Subject Company Information—Name and Address”

(b) Securities

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 1. Subject Company Information—Securities”

(c) Trading Market and Price

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 6. Price Range of the ADSs”

(d) Dividends

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 6. Price Range of the ADSs”

(e) Prior Public Offerings

On March 15, 2022 and April 1, 2022, the Company issued and sold an aggregate of 26,666,668 Ordinary Shares (represented by 6,666,667 ADSs) and 4,000,000 Ordinary Shares (represented by 1,000,000 ADSs), respectively, in an underwritten public offering at a price to the public of U.S. $0.75 per Ordinary Share (U.S. $3.00 per ADS) for total net proceeds, before offering expenses, of U.S.$18.7 million and U.S.$2.8 million, respectively.

On December 14, 2020, the Company issued and sold an aggregate of 1,517,976 Ordinary Shares (represented by 379,494 ADSs) in an underwritten public offering at a price to the public of U.S. $1.375 per Ordinary Share (U.S. $5.50 per ADS) for total net proceeds, before offering expenses, to the Company of U.S. $2.0 million.

(f) Prior Stock Purchases

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Affiliated Ownership”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is the subject company.

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Name and Address”

•	“Annex A—Business and Background of the Company’s Directors and Executive Officers” (attached to the Schedule 14D-9)

(b) Business and Background of Entities

Not applicable.

(c) Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Annex A—Business and Background of the Company’s Directors and Executive Officers” (attached to the Schedule 14D-9)

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Section 5. Effects of the Offer”

•	“Special Factors—Section 6. Memorandum of Understanding; Other Agreements”

•	“The Tender Offer—Section 1. Terms of the Offer”

•	“The Tender Offer—Section 2. Acceptance for Payment and Payment”

•	“The Tender Offer—Section 3. Procedures for Tendering into the Offer”

•	“The Tender Offer—Section 4. Withdrawal Rights”

•	“The Tender Offer—Section 5. Tax Considerations”

•

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”

(c) Different Terms

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Interests of Certain Persons—Golden Parachute Compensation”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Sequans”

•	“Special Factors—Section 10. Interests of Certain Sequans Directors and Executive Officers in the Offer”

(d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 8. Additional Information—Appraisal Rights”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Questions and Answers—Am I entitled to appraisal rights in connection with the Offer?”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

(e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Sequans”

•	“Special Factors—Section 9. Certain Agreements between Parent and its Affiliates and Sequans”

•	“Special Factors—Section 10. Interests of Certain Sequans Directors and Executive Officers in the Offer”

(b) Significant Corporate Events

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

(c) Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and Certain of Their Affiliates”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Interests of Certain Persons—Golden Parachute Compensation”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Affiliated Ownership”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 9. Certain Agreements between Parent and its Affiliates and Sequans”

•	“Special Factors—Section 10. Interests of Certain Sequans Directors and Executive Officers in the Offer”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identify and Background of the Filing Person—Tender Offer”

•	“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

•	“Special Factors—Section 5. Effects of the Offer”

•

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

•	“Item 7. Purposes of the Transaction and Plans or Proposals”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 1. Background”

•	“Special Factors— Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

(b) Alternatives

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

(c) Reasons

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

(d) Effects

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

•	“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

•	“Special Factors—Section 5. Effects of the Offer”

•	“Special Factors—Section 6. Memorandum of Understanding; Other Agreements”

•	“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

•	“The Tender Offer—Section 5. Tax Considerations”

•

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation”

•	“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Sequans”

•	“Special Factors—Section 4. Position of Parent and Purchaser Regarding Fairness of the Offer”

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

•	“Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Special Factors—Section 1. Background”

•	“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Sequans”

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Sequans”

•	“Special Factors—Section 4. Position of Parent and Purchaser Regarding Fairness of the Offer”

The information set forth in Exhibits (c)(1) – (c)(5) attached hereto is incorporated herein by reference.

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer”

•	“Item 8. Additional Information—Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“The Tender Offer—Section 1. Terms of the Offer”

•	“Special Factors—Section 6. Memorandum of Understanding; Other Agreements”

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

No unaffiliated representative has been retained by a majority of directors who are not employees of the subject company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the following heading is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Solicitation or Recommendation—Recommendation of the Board”

The information set forth in the Offer to Purchase under the following heading is incorporated by reference:

•	“Special Factors—Section 3. The Recommendation by the Board of Directors of Sequans”

(f) Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in Exhibits (c)(1) – (c)(5) attached hereto is incorporated herein by reference.

The information set forth in the Schedule 14D-9 under the following headings is incorporated by reference:

•	“Item 4. The Solicitation or Recommendation—Reasons”

•	“Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC”

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

(c) Availability of Documents

The reports, opinions or appraisals referenced in Item 9 of this Schedule 13E-3 are available for inspection and copying at the Company’s principal executive offices located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France, during regular business hours, by any interested holder of Ordinary Shares or ADSs of the Company or a representative of such interested holder of Ordinary Shares or ADSs who has been so designated in writing by such interested holder of Ordinary Shares or ADSs and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 2. Identity and Background of Filing Person—Tender Offer”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 10. Source and Amount of Funds”

(c) Expenses

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 14. Fees and Expenses”

(d) Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership

The information set forth in Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 6. Interest in Securities of the Subject Company”

(b) Securities Transactions

The information set forth in Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 6. Interest in Securities of the Subject Company”

The information set forth in the Offer to Purchase under the follow heading is incorporated herein by reference:

•	“Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Sequans”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and Certain of Their Affiliates”

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Affiliated Ownership”

•	“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“Special Factors—Section 6. Memorandum of Understanding; Other Agreements—Other Agreements—Tender and Support Agreements”

(e) Recommendations of Others

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation—Solicitation or Recommendation—Recommendation of the Board”

•	“Item 4. The Solicitation or Recommendation—Reasons”

The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Section 4. The Recommendation by the Board of Directors of Sequans”

•	“Special Factors—Section 6. Memorandum of Understanding; Other Agreements—Other Agreements—Tender and Support Agreements”

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2021 and December 31, 2022 are incorporated herein by reference to “Part III Item 17. Financial Statements” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 8. Certain Information Concerning Sequans”

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 14. Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION.

(b) Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Sequans—Interests of Certain Persons—Golden Parachute Compensation”

•	“Item 8. Additional Information—Golden Parachute Compensation”

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the following heading is incorporated herein by reference:

•	“Item 8. Additional Information”

The information set forth in the Offer to Purchase under the following heading is incorporated herein by reference:

•	“The Tender Offer—Section 15. Miscellaneous”

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 11, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Renesas Electronics Corporation and Renesas Electronics Europe GmbH with the SEC on September 11, 2023 (the “Schedule TO”)).

(a)(1)(B)	Form of Ordinary Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(1)(G)	Summary Newspaper Advertisement, as published in the New York Times on September 11, 2023 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on September 11, 2023).

(a)(2)(B)	Press Release, issued on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(2)(C)	Letter to Sequans Employees, first used on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(5)(A)*	Joint Press Release issued by Sequans Communications S.A and Renesas Electronics Corporation on September 11, 2023.

(a)(5)(B)	Joint Press Release issued by Sequans Communications S.A and Renesas Electronics Corporation on August 7, 2023 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by Sequans Communications S.A with the SEC on August 7, 2023).

(a)(5)(C)	Press release issued by Sequans Communications S.A on August 16, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Sequans Communications S.A with the SEC on August 16, 2023).

(a)(5)(D)	Letter to Sequans Employees, first used on August 16, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 16, 2023).

(a)(5)(E)	Script for Investor Call, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(F)	Investor Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(G)	Letter to Sequans Employees, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(H)	Employee Slide Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(I)	Letter to Partners and Customers, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(J)	Partners and Customers Slide Presentation, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 7, 2023).

(a)(5)(K)	Works Council Information Memorandum, first used on August 7, 2023 by Sequans Communications S.A. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Sequans Communications S.A. with the SEC on August 8, 2023).

(a)(5)(L)	Form of Amendment No. 1 to the Deposit Agreement dated as of May 14, 2018, by and between Sequans Communications S.A. and The Bank of New York Mellon, and all holders from time to time of American depositary receipts issued thereunder (incorporated by reference to Exhibit B to the Form F-6 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

(c)(1)	Opinion of Needham & Company, LLC dated August 3, 2023 (incorporated by reference to Annex A to the Schedule 14D-9 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

(c)(2)*	Presentation materials of Needham & Company, LLC provided to management of Sequans Communications S.A. on April 23, 2023.

(c)(3)*	Presentation materials of Needham & Company, LLC provided to the Special Committee of the Board of Directors of Sequans Communications S.A. on June 27, 2023.

(c)(4)*	Presentation materials of Needham & Company, LLC provided to the Board of Directors of Sequans Communications S.A. on July 25, 2023.

(c)(5)*	Presentation materials of Needham & Company, LLC provided to the Board of Directors of Sequans Communications S.A. on August 3, 2023.

(d)(1) †	Memorandum of Understanding, dated August 4, 2023 by and between Sequans Communications S.A and Renesas Electronics Corporation (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Sequans Communications S.A with the SEC on August 7, 2023).

(d)(2)*	Amendment No. 1 to Memorandum of Understanding, dated September 2, 2023, by and between Sequans Communications S.A. and Renesas Electronics Corporation.

(d)(3) †	Form of Tender and Support Agreement by and between Renesas Electronics and certain shareholders of Sequans Communications S.A. (incorporated by reference to Exhibit 99.3 of the Form 6-K filed by Sequans Communications S.A with the SEC on August 7, 2023).

(d)(4) †	Securities Purchase Agreement, dated December 22, 2021 (incorporated by reference to Exhibit 4.5 of the Form F-3 filed by Sequans Communications S.A with the Securities and Exchange Commission on May 5, 2023).

(d)(5)	Registration Rights Agreement, dated January 11, 2022 (incorporated by reference to Exhibit 4.6 of the Form F-3 filed by Sequans Communications S.A with the SEC on May 5, 2023).

(d)(6)	Right of First Notification Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated January 11, 2022 (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(d)(7) ††	LTE Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated September 3, 2022 (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(d)(8) ††	5G Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated November 30, 2022 (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(d)(9)††	IP License Agreement, by and between Sequans Communications S.A and Silicon and Software Systems Limited, a subsidiary of Renesas Electronics Corporation, dated October, 2010 (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(d)(10)	Nondisclosure Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated March 7, 2023 (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

(f)	Section 327(f) AktG (German Stock Corporation Act) and Section 2 SpruchG (German Appraisal Proceedings Act) (incorporated by reference to Schedule III to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO filed by Renesas Electronics Corporation with the SEC on September 11, 2023).

107	Filing Fee Table

*	Filed herewith.
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
††	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: September 11, 2023

SEQUANS COMMUNICATIONS S.A.

By:	/s/ Dr. Georges Karam
Name:	Dr. Georges Karam
Title:	Chief Executive Officer and Chairman